UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Clearwire Corporation

(Name of Issuer)

Class A Common Stock

(Title of Series of Securities)

185385 30 9

(CUSIP number)

D. Bruce Sewell

Senior Vice President and General Counsel

Cary I. Klafter

Corporate Secretary

Intel Corporation

2200 Mission College Boulevard

Santa Clara, California 95054-1549

(408) 765-8080

Copy to:

Gregory T. Davidson

Gibson, Dunn & Crutcher LLP

1881 Page Mill Road

Palo Alto, California 94303-1125

(650) 849-5300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 28, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 2 of 6 Pages)

CUSIP No. 185385 30 9	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Intel Corporation 94-1672743
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF SERIES REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON* CO

(Page 3 of 6 Pages)

AMENDMENT NO. 1 TO SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 1 amends and supplements that Schedule 13D filed on May 19, 2008 (the “Schedule 13D”), by Intel Corporation, a Delaware corporation (the “Reporting Person”), relating to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”) of Clearwire Corporation, a Delaware corporation (“Clearwire”).

Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

On November 28, 2008, the Merger was completed. Pursuant to the Transaction Agreement, the Intel Voting Agreement and the ERH Voting Agreement (the “Agreements”), and in connection with the Merger:

(i)	9,905,732 shares of Clearwire Class B Common Stock beneficially owned by the Reporting Person were converted into 9,905,732 shares of Common Stock prior to completion of the Merger; and
(ii)

following such conversion, Clearwire merged with and into a wholly-owned subsidiary of Newco, as a result of which 36,759,999 shares of Common Stock beneficially owned by the Reporting Person were cancelled and converted into the right to receive 36,759,999 shares of Newco Class A Common Stock.

As a result of the foregoing events, the Reporting Person no longer beneficially owns any shares of Clearwire Common Stock.

Item 5. Interest in Securities of the Issuer

(a) - (c)	Items 5(a), 5(b) and 5(c) are hereby amended to add the following information:

On November 28, 2008, the Merger was completed. Pursuant to the Agreements, and in connection with the Merger:

(i)	9,905,732 shares of Clearwire Class B Common Stock beneficially owned by the Reporting Person were converted into 9,905,732 shares of Common Stock prior to completion of the Merger; and
(ii)

following such conversion, Clearwire merged with and into a wholly-owned subsidiary of Newco, as a result of which 36,759,999 shares of Common Stock beneficially owned by the Reporting Person (including warrants

(Page 4 of 6 Pages)

exercisable for 93,333 shares of Class A Common Stock held by Middlefield Ventures, Inc., a wholly-owned subsidiary of the Reporting Person) were cancelled and converted into the right to receive 36,759,999 shares of Newco Class A Common Stock (including warrants exercisable for 93,333 shares of Newco Class A Common Stock) .

As a result of the foregoing events, the Reporting Person no longer beneficially owns any shares of Common Stock.

(e)	Item 5(e) is hereby amended to add the following information:

On November 28, 2008, as a result of the events described in Item 5(a), the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

(Page 5 of 6 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 02, 2008	INTEL CORPORATION
	By:	/s/ Arvind Sodhani
Arvind Sodhani
Executive Vice President
President, Intel Capital

(Page 6 of 6 Pages)